August 22, 2025

Blake N. Johnson
Chief Financial Officer
Granite Point Mortgage Trust Inc.
3 Bryant Park, Suite 2400A
New York, NY 10036

       Re: Granite Point Mortgage Trust Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-38124
Dear Blake N. Johnson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction